HypoVereinsbank

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N
Washington, D
USA

GSC1IR - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, December 15th, 2003

Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated December 10th 2003 commenting on HVB selling Bankhaus BethmannMaffei to ABN AMRO

You will receive the items listed above in the both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: ______________________
Name: Susan Eckenberg
Title: IR Manager

By: ______________________
Name: Richard Speich
Title: IR Manager

Enclosure

dlw 1/7

82-3777

INVESTOR RELATIONS RELEASE **DECEMBER 10, 2003**

HVB sells Bankhaus BethmannMaffei to ABN AMRO and reduces complexity in the corporate group

Munich-based HVB Group and ABN AMRO, Amsterdam, have signed an agreement regarding the sale of Bankhaus BethmannMaffei. The private bank is a wholly-owned subsidiary of HVB. According to the agreement which has been reached, ABN AMRO who has bundled its German private banking activities under the Delbrück brand, will acquire the private bank BethmannMaffei headquartered in Munich and Frankfurt for € 110 million. Subject to the approval of the regulatory authorities, the transaction is expected to be completed in January 2004.

"We have found a strong, reputable partner for BethmannMaffei in the form of ABN AMRO. This was very important to us, particularly with the customers and employees in mind," comments Michael Mendel, Member of the HVB Board of Managing Directors. This move constitutes a further step towards enhancing HVB's strategic profile and successfully eliminating redundancies in the corporate Group.

Bankhaus BethmannMaffei resulted from the merger of Frankfurt-based Bethmann and Munich-based Maffei, which took effect on January 1, 2003. The institution specializes in providing extensive advisory services to wealthy private customers on complex financial and real estate investments. It employs around 210 staff at four locations (Munich, Frankfurt, Nuremberg and Stuttgart) and serves almost 7,500 customers. At September 30, 2003, BethmannMaffei had total assets of € 785 million and assets-under-management of € 5.4 billion.

With the sale of Bankhaus BethmannMaffei, HVB Group has moved to concentrate its operations involving high net worth individuals on its own brand, HVB Private Banking. HVB Private Banking provides wealthy private customers with holistic tailor-made solutions in the area of

financial planning, portfolio and financing holdings, inheritance and foundation management as well as real estate management. HVB's Private Wealth Management also provides services through its family office for very wealthy families.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

File No.
82-3777

HVB Group

INVESTOR RELATIONS RELEASE **10.DEZEMBER 2003**

HVB verkauft Bankhaus BethmannMaffei an ABN AMRO und verringert Komplexität im Konzern

Die HVB Group, München, und ABN AMRO, Amsterdam, haben einen Vertrag zum Verkauf des Bankhauses BethmannMaffei unterzeichnet. Das Bankhaus ist eine 100-prozentige Tochtergesellschaft der HVB. Nach der jetzt getroffenen Vereinbarung wird ABN AMRO, die ihre deutschen Private Banking Aktivitäten unter der Marke Delbrück gebündelt hat, die Privatbank BethmannMaffei mit Sitz im München und Frankfurt zum Preis von 110 Millionen Euro erwerben. Die Transaktion wird vorbehaltlich der Zustimmung der Aufsichtsbehörden voraussichtlich im Januar 2004 abgeschlossen sein.

"Mit der ABN AMRO-Bank haben wir einen starken, renommierten Partner für das Bankhaus BethmannMaffei gewonnen. Dies war uns vor allem für die Kunden und Beschäftigten sehr wichtig.", erklärt Michael Mendel, Mitglied des Vorstandes der HVB. Mit dieser Transaktion setzt die HVB Group einen weiteren Schritt zur Schärfung ihres strategischen Profils und zur Eliminierung von Redundanzen im Konzern erfolgreich um.

Das Bankhaus BethmannMaffei ist mit Wirkung vom 1.1.2003 aus dem Zusammenschluss der Bankhäuser Bethmann in Frankfurt und Maffei in München entstanden. Das Institut ist auf die umfassende Beratung von Privatkunden mit komplexen Finanz- und Immobilienvermögen spezialisiert. BethmannMaffei beschäftigt an vier Standorten (München, Frankfurt, Nürnberg und Stuttgart) rund 210 Mitarbeiter und betreut nahezu 7.500 Kunden. Zum 30.9.2003 weist BethmannMaffei eine Bilanzsumme von 785 Millionen Euro aus und verwaltet ein Kundenvermögen von ca. 5,4 Milliarden Euro.

Mit dem Verkauf des Bankhauses BethmannMaffei konzentriert sich die HVB Group im Geschäft mit vermögenden Privatkunden auf ihre eigene Marke HVB Private Banking. HVB Private

Banking bietet wohlhabenden Privatkunden ganzheitliche und individuelle Beratungslösungen im Bereich Financial Planning, Portfolio-und Beteiligungsmanagement, Erbschafts-und Stiftungsmanagement sowie Immobilienmanagement an. Darüber hinaus stellt die HVB im Private Wealth Management für sehr vermögende Familienverbünde Dienstleistungen im Rahmen eines Family Office zur Verfügung.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir